Exhibit 4.7
AMENDMENT
To
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 13, 2017

The terms of the Plan are hereby revised as follows:

•	In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced by the following wording:
“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 5,272,000 million in a fungible pool of Ordinary Shares”.

•	All other terms shall remain unchanged.